SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              Meditrust Corporation
                           Meditrust Operating Company

                                (Name of Issuer)


                                  Common Stock
                                  ------------
                        (Titles of Classes of Securities)


                                    801209206
                                    801212101
                                 ---------------
                                 (CUSIP Numbers)

                                William A. Scully
                      c/o Apollo Real Estate Advisors, L.P.
                           1301 Avenue of the Americas
                            New York, New York 10019
                            Telephone: (212) 261-4000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                              Patrick J. Foye, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                               New York, NY 10022
                            Telephone: (212) 735-2274


                                November 5, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement: [ ]


                               SCHEDULE 13D


CUSIP No.
          -----------------

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
                                                               (b)[ ]
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
4   SOURCE OF FUNDS
    AF
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
----------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     -------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH                966,800
     REPORTING
       PERSON        -------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER
                            0
                     -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            966,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    966,800
 ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1% of Meditrust; 1.1% of Operating
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. ------------
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO REAL ESTATE ADVISORS II, L.P.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
-----------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     -------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH                966,800
     REPORTING
       PERSON        -------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER
                            0
                     -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            966,800
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     966,800
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1% of Meditrust; 1.1% of Operating
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------------------------


                                  SCHEDULE 13D


CUSIP No. ------------
-----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KOLL ARCADIA INVESTORS, LLC

-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3   SEC USE ONLY
-----------------------------------------------------------------------------
4   SOURCE OF FUNDS
    AF
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
-----------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     --------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH                966,800
     REPORTING
       PERSON        --------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER
                            0
                     --------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            966,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    966,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1% of Meditrust; 1.1% of Operating
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.   ----------------
-----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KOLL ARCADIA LLC
-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                           (b) [ ]
-----------------------------------------------------------------------------
3   SEC USE ONLY
-----------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC
-----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                     [ ]
-----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
-----------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     --------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH                966,800
     REPORTING
       PERSON        --------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER
                            0
                     --------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            966,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    966,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1% of Meditrust; 1.1% of Operating
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------------------


         This Amendment No. 6 amends and supplements the following Items of the Schedule 13D, as amended (the "Schedule 13D"), of Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC originally filed on October 24, 1996 with the Securities and Exchange Commission with respect to the Paired Common Stock of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to include the following:

         (e) On November 5, 1997, Meditrust Corporation announced that pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1997, by and among, Realty, Operating, Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("MAC"), Meditrust merged with and into Realty, with Realty as the surviving corporation, and MAC merged with and into Operating, with Operating as the surviving corporation (together, the "Merger"). As part of the Merger, Realty changed its name to "Meditrust Corporation" and Operating changed its name to "Meditrust Operating Company".

         In addition, as part of the Merger each outstanding share of Meditrust (and related share of MAC) was converted into 1.2016 Paired Shares. As a result of the issuance of such additional Paired Shares in connection with the Merger, on November 5, 1997 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Paired Shares.


                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 17, 1997


                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                             By:     Apollo Real Estate Advisors II, L.P.
                                     Managing Member

                             By:     Apollo Real Estate Capital
                                       Advisors II, Inc.
                                     General Partner



                                     By:  /s/   Michael D. Weiner
                                     Name:     Michael D. Weiner
                                     Title:    Vice President,
                                               Apollo Real Estate Capital
                                                   Advisors II, Inc.


                    APOLLO REAL ESTATE ADVISORS II, L.P.

                             By:     Apollo Real Estate Capital
                                       Advisors II, Inc.
                                     General Partner



                                     By:  /s/   Michael D. Weiner
                                     Name:     Michael D. Weiner
                                     Title:    Vice President,
                                               Apollo Real Estate Capital
                                                 Advisors II, Inc.


                    KOLL ARCADIA INVESTORS, LLC

                             By:     Apollo Arcadia LLC
                                     Member


                                     By: /s/   Michael D. Weiner
                                     Name:     Michael D. Weiner

                    KOLL ARCADIA LLC



                                     By:  /s/  James C. Watson
                                     Name:       James C. Watson